                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                          LIBERTY LIVEWIRE CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    530709104
       ------------------------------------------------------------------
                                 (CUSIP Number)


                                Charles Y. Tanabe
                    Senior Vice President and General Counsel
                            Liberty Media Corporation
                             12300 Liberty Boulevard
                            Englewood, Colorado 80112
                                 (720) 875-5400
 ------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


               June 28, 2002, July 24, 2002 and September 30, 2002
       ------------------------------------------------------------------
             (Date of Events which Require Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 530709104
          ---------

-------------------------------------------------------------------------------
  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Liberty Media Corporation
         84-1288730
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   / /
         (b)   /X/
-------------------------------------------------------------------------------
  3      SEC USE ONLY
-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)  / /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
                           21,304,459 (1)
                     ----------------------------------------------------------
  NUMBER OF SHARES     8   SHARED VOTING POWER
    BENEFICIALLY           49,545,434 (1)
   OWNED BY EACH     ----------------------------------------------------------
     REPORTING         9   SOLE DISPOSITIVE POWER
       PERSON              21,304,459 (1)
                     ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           49,545,434 (1)
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         70,849,893 (1)
-------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         93.6% (1)
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------
(1) Liberty Media Corporation ("Liberty") beneficially owns 70,804,293 shares of the Issuer's Class B Common Stock, par value $.01 per share ("Class B
Common Stock") and 45,600 shares of the Issuer's Class A Common Stock (as defined herein). Each share of the Issuer's Class B Common Stock is convertible, at the option of the holder, into one share of the Issuer's
Class A Common Stock. The 70,804,293 shares of the Issuer's Class B Common Stock beneficially owned by Liberty include 23,133,876 shares issuable to Liberty and its subsidiaries upon conversion of certain convertible notes owned by Liberty and its subsidiaries, as described in the Statement (as defined herein), and 47,670,417 shares owned by Liberty and its subsidiaries, and represent 100% of the outstanding shares of the Issuer's Class B Common Stock, as of September 30, 2002. The 45,600 shares of the Issuer's Class A

Common Stock beneficially owned by Liberty and its subsidiary represent less than 1% of the outstanding shares of the Issuer's Class A Common Stock, as of September 30, 2002. The shares of Class A and Class B Common Stock beneficially owned by Liberty and its subsidiaries represent approximately 93.6% of the Issuer's currently outstanding equity, which consists of the Issuer's Class A and Class B Common Stock, and approximately 99.3% of the total voting power represented by the Issuer's outstanding Class A and Class B Common Stock.

CUSIP NO. 530709104
-------------------------------------------------------------------------------
  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Liberty LWR, Inc.
         84-1564779
-------------------------------------------------------------------------------

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  / /
         (b)  /X/
-------------------------------------------------------------------------------
  3      SEC USE ONLY
-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         WC
-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)  / /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
 NUMBER OF SHARES   -----------------------------------------------------------
   BENEFICIALLY       8   SHARED VOTING POWER
  OWNED BY EACH           49,545,434 (1)
     REPORTING      -----------------------------------------------------------
       PERSON         9   SOLE DISPOSITIVE POWER
                          0
                    -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                          49,545,434 (1)
-------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         49,545,434 (1)
-------------------------------------------------------------------------------
 12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /
-------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         76.2% (1)
-------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------
(1) Liberty LWR, Inc. ("LWR") beneficially owns 49,499,834 shares of the Issuer's Class B Common Stock and 45,600 shares of the Issuer's Class A
Common Stock. Each share of the Issuer's Class B Common Stock is convertible, at the option of the holder, into one share of the Issuer's Class A Common Stock. The 49,499,834 shares of the Issuer's Class B Common Stock beneficially owned by LWR include 12,500,000 shares issuable to LWR and its subsidiary upon conversion of certain convertible notes owned by LWR and its subsidiary, as described in the Statement, and 36,999,834 shares owned by LWR and its subsidiary, and represent 82.3% of the outstanding shares of the Issuer's Class B Common Stock, as of September 30, 2002. The 45,600 shares of the Issuer's Class A Common Stock beneficially owned by LWR represent less than 1% of the outstanding shares of the

Issuer's Class A Common Stock, as of September 30, 2002. The shares of Class A and Class B Common Stock beneficially owned by LWR and its subsidiary represent approximately 76.2% of the Issuer's currently outstanding equity, which consists of the Issuer's Class A and Class B Common Stock, and approximately 81.6% of the total voting power represented by the Issuer's outstanding Class A and Class B Common Stock.

CUSIP NO. 530709104
-------------------------------------------------------------------------------
  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Liberty Livewire Holdings, Inc.
         84-1597675
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   / /
         (b)   /X/
-------------------------------------------------------------------------------
  3      SEC USE ONLY
-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         WC
-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)  / /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
                         0
                    -----------------------------------------------------------
  NUMBER OF SHARES   8   SHARED VOTING POWER
   BENEFICIALLY          7,879,395 (1)
   OWNED BY EACH    -----------------------------------------------------------
     REPORTING       9   SOLE DISPOSITIVE POWER
      PERSON             0
                    -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         7,879,395 (1)
-------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,879,395 (1)
-------------------------------------------------------------------------------
 12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /
-------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.9% (1)
-------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------
(1) Liberty Livewire Holdings, Inc. ("Holdings") beneficially owns 7,879,395 shares of the Issuer's Class B Common Stock and no other shares of the capital stock of the Issuer. Each share of the Issuer's Class B Common Stock is convertible, at the option of the holder, into one share of the Issuer's Class A Common Stock. The 7,879,395 shares of the Issuer's Class B Common Stock beneficially owned by Holdings include 4,100,000 shares issuable to Holdings upon conversion of certain convertible notes owned by Holdings, as described in the Statement, and 3,779,395 shares owned by Holdings, and represent 15.2% of the outstanding shares of the Issuer's Class B Common Stock, as of September 30, 2002; these shares also represent approximately 13.9% of the Issuer's currently outstanding equity, which consists of the Issuer's Class A and Class B Common Stock, and approximately 15.1% of the total voting power represented by the Issuer's outstanding Class A and Class B Common Stock.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 8)


                                  STATEMENT OF

                           LIBERTY MEDIA CORPORATION,
                               LIBERTY LWR, INC.,
                                       AND
                         LIBERTY LIVEWIRE HOLDINGS, INC.


       PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                          LIBERTY LIVEWIRE CORPORATION
                 (FORMERLY KNOWN AS THE TODD-AO CORPORATION)


      Liberty Media Corporation, a Delaware corporation ("Liberty"), Liberty LWR, Inc., a Delaware corporation ("LWR"), and Liberty Livewire Holdings, Inc., a Delaware corporation ("Holdings" and together with Liberty and LWR, the "Reporting Persons"), hereby amend and supplement the Statement on Schedule 13D as originally filed by Liberty on January 20, 2000 (the "Original Filing") and amended by Statements on Schedule 13D/A filed by Liberty on January 20, 2000, June 7, 2000, July 26, 2000, August 3, 2000, October 31, 2000 and March 13 2001
and by the Reporting Persons on June 7, 2002 (as so amended, the "Statement"), with respect to the Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of Liberty Livewire Corporation, a Delaware corporation (the "Issuer"). LWR is a wholly-owned direct subsidiary of Liberty, and Holdings is a majority-owned direct subsidiary of LWR and indirect majority-owned subsidiary of Liberty. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Statement.

ITEM 2.  IDENTITY AND BACKGROUND.

      Item 2 is hereby supplemented and amended to include the following information:

      Schedule 1 attached hereto contains the following information concerning each director, executive officer and controlling person of Liberty: (i) name and residence or business address, (ii) principal occupation or employment; (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.
Schedule 1 attached hereto is incorporated herein by reference and amends and restates the prior Schedule 1 to the Statement.

      Schedule 2 attached hereto contains the following information concerning each director, executive officer and controlling person of LWR and Holdings: (i) name and residence or business address, (ii) principal occupation or employment;
(iii) the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.
Schedule 2 attached hereto is incorporated herein by reference and amends and restates the prior Schedule 2 to the Statement.

      During the last five years, neither the Reporting Persons nor any of the persons named on Schedule 1 and Schedule 2 (the "Schedule Persons") (to the knowledge of the Reporting Persons) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Persons nor any of the Schedule Persons (to the knowledge of the Reporting Persons) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby supplemented and amended to include the following information:

      The source of funds for all loans and stock purchases by Liberty under the Credit Agreement (as defined herein) has been (and for any future advances is expected to be) the general working capital of Liberty. The amount of such funds is $236,291,197.14.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby supplemented and amended to include the following information:

      Since June 7, 2002, the date an amendment to the Original Filing was last filed, the Reporting Persons acquired additional shares of the Issuer's Class B Common Stock as described in Item 5. The complete text of Item 5 is hereby incorporated herein by reference. The purpose of such transactions was to provide the Issuer with funds for working capital, capital expenditures and the refinancing of certain bank debt. After giving effect to the transactions described in Item 5, the Reporting Persons beneficially own 93.6% of the Issuer's outstanding common stock and 99.3% of the voting power represented by the Issuer's outstanding common stock.

      Each Reporting Person intends to continuously review its respective investment in the Issuer, and may in the future determine to (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by it or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the following paragraph. Notwithstanding anything contained herein, each Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Person, other developments with respect to the business of the Reporting Person, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer.

      Other than as set forth in this Statement, each Reporting Person has no present plans or proposals which relate to or would result in:

      (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

      (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Issuer;

      (f) any other material change in the Issuer's business or corporate structure;

      (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

      (j)   any action similar to any of those enumerated in this Item.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby supplemented and amended to include the following information:

(a) and (b) The Reporting Persons' interest in the securities of the
            Issuer has changed since June 7, 2002, the date an amendment to the Original Filing was last filed, due to (i) advances under the Credit Agreement and interest payments thereunder, including a purchase by Liberty of 7,070,000 shares of Class B Common Stock of the Issuer pursuant to Supplement No. 3 (as defined herein) to the Credit Agreement, and (ii) a purchase by Liberty of 440,981 shares of Class B Common Stock of the Issuer to fund the Dujardin Arbitration Award (as defined herein).

            The information regarding the Reporting Persons' total interest in the securities of the Issuer set forth on the cover pages of this Statement is hereby incorporated into this item by reference.

  (c)       Transactions in Securities

            (1) CONVERTIBLE LOANS.

            On June 28, 2002, the Issuer and Liberty entered into Supplement
            No. 1 ("Supplement No. 1") to the First Amended and Restated Credit Agreement, dated as of December 22, 2000 (the "Credit Agreement"), between Liberty and the Issuer, under which the Issuer borrowed $6,500,000 for the purchase of capital assets, and issued a promissory note, dated June 28, 2002 (the "First Supplement Note"), in the same amount, the principal of and accrued and unpaid interest on which is convertible, at the option of Liberty, into shares of Class B Common Stock of the Issuer at $3.50 per share (for an aggregate of 1,857,142 shares, excluding shares issuable upon the conversion of accrued and unpaid interest).

            On July 24, 2002, the Issuer and Liberty entered into Supplement
            No. 2 ("Supplement No. 2") to the Credit Agreement, under which the Issuer borrowed $2,301,461.14 to fund part of the Dujardin Arbitration Award, and issued a promissory note, dated July 24, 2002 (the "Second Supplement Note"), in the same amount, the principal of and accrued and unpaid interest on which is convertible, at the option of Liberty, into shares of Class B Common Stock of the Issuer at $3.50 per share (for an aggregate of 657,560 shares, excluding shares issuable upon the conversion of accrued and unpaid interest).

            On August 13, 2002, the Issuer and Liberty entered into Supplement No. 3 ("Supplement No. 3") to the Credit Agreement, under which the Issuer is permitted to draw $25,000,000 as needed through, at Liberty's option: (a) loans under the Credit Agreement, convertible into shares of the Issuer's Class B Common Stock, at a conversion price per share equal to 115% of the average daily closing price of the Issuer's Class A Common Stock for the five most recent trading days ending on and including the date which is two business days prior to the date of the borrowing, (b) sales of the Issuer's Class B Common Stock to Liberty at a purchase price per share equal to the average market price of the Issuer's Class A Common Stock for the five most recent trading days ending on and including the date which is two business days prior to the date of the stock sale, or (c) any combination of (a) or (b). Any draws by the Issuer under Supplement No. 3 are subject to the Issuer obtaining any necessary consents and approvals and issuing any required notices, including, to the extent applicable, stockholder approval of the issuance of shares of the Issuer's Class B Common Stock to Liberty, whether as a sale of stock or upon the conversion of any loan under Supplement No. 3 ("Stockholder Consent"). Liberty, which beneficially owns approximately 93.6% of the Issuer's outstanding common stock and approximately 99.3% of the voting power represented by the Issuer's outstanding common stock, agreed in Supplement No. 3 to provide any necessary Stockholder Consent.

            On September 30, 2002, the Issuer received financing from Liberty in an aggregate amount of $17,298,000 (the "Proceeds") pursuant to the terms of Supplement No. 3, under which Liberty provided (i) $11,948,300 of the Proceeds through the purchase of 7,070,000 shares (the "Supplement No. 3 Shares") of the Issuer's Class B Common Stock at a price of $1.69 per share (the "Stock Purchase") and (ii) $5,349,700 of the Proceeds pursuant to a loan in exchange for a convertible promissory note of the Issuer (the "Third Supplement Note").

            Liberty and the Issuer effected the Stock Purchase pursuant to the terms of Supplement No. 3 and a Stock Purchase Agreement, dated as of September 30, 2002 (the "Stock Purchase Agreement"), and the purchase price for the Supplement No. 3 Shares of $1.69 per share was calculated in accordance therewith using the average daily closing price of the Issuer's Class A Common Stock for the five trading days ending on and including September 26, 2002. Subject to the receipt of the Stockholder Consent described above, the principal amount of and any accrued and unpaid interest on the Third Supplement Note is convertible, at the option of Liberty and in accordance with Supplement No. 3 and the Credit Agreement, into the Issuer's Class B Common Stock at a price of $1.94 per share (for an aggregate of 2,757,577 shares, excluding shares issuable upon the conversion of accrued and unpaid interest), which conversion price is 115% of the average daily closing price of the Issuer's Class A Common Stock for the five trading days ending on and including September 26, 2002.

            On October 17, 2002, the Issuer received $4,000,000 from Liberty pursuant to the terms of Supplement No. 3 in exchange for a convertible promissory note of the Issuer in the same amount ("Third Supplement Note #2"). Subject to the receipt of the Stockholder Consent described above, the principal amount of and any accrued and unpaid interest on Third Supplement Note #2 is convertible, at the option of Liberty and in accordance with Supplement No. 3 and the Credit Agreement, into the Issuer's Class B Common Stock at a price of $1.56 per share (for an aggregate of 2,564,102 shares, excluding shares issuable upon the conversion of accrued and unpaid interest), which conversion price is 115% of the average daily closing price of the Issuer's Class A Common Stock for the five trading days ending on and including October 15, 2002.

            (2) DUJARDIN ARBITRATION AWARD.

            On July 24, 2002, the Issuer sold 440,981 unregistered and restricted shares of its Class B Common Stock to Liberty for $1,344,992.05, or $3.05 per share. The proceeds from the sale were used to fund part of an arbitration award which Paul Dujardin, a former employee of the Issuer, obtained against the Issuer (the "Dujardin Arbitration Award").

            (3) INTEREST PAYMENTS.

            Pursuant to the terms of the Credit Agreement, the Reporting Persons have received the following additional interest payments from the Issuer in shares of the Issuer's Class B Common Stock since June 7, 2002, the date an amendment to the Original Filing was last filed:

                                 NUMBER OF SHARES OF      INTEREST PAYMENT FOR
            INTEREST PAYEE       CLASS B COMMON STOCK         PERIOD ENDED
            --------------       ---------------------    ---------------------
                LWR                     714,345             June 30, 2002

              Liberty                   690,463             June 30, 2002

              Holdings                  348,668             June 30, 2002

                LWR                   1,228,117             September 30, 2002

              Liberty                 1,305,756             September 30, 2002

             Holdings                   599,438             September 30, 2002

            In the aggregate, the Reporting Persons have received 4,886,787 shares of the Issuer's Class B Common Stock in payment of interest pursuant to the Credit Agreement since June 7, 2002, the date an amendment to the Original Filing was last filed. Of those shares of Class B Common Stock, 4,886,787 shares are beneficially owned by Liberty, 2,890,568 shares are beneficially owned by LWR, and 948,106 shares are beneficially owned by Holdings.

            (4) SUMMARY OF TRANSACTIONS.

            The following chart summarizes the changes in the Reporting Persons' beneficial ownership of the Issuer's Class B Common Stock since June 7, 2002, the date an amendment to the Original Filing was last filed. Each share of the Issuer's Class B Common Stock is convertible into one share of the Issuer's Class A Common Stock. Shares of the Issuer's Class B Common Stock issuable upon conversion of the Third Supplement Note and Third Supplement Note #2 are not included in the following chart because they are not convertible unless the Stockholder Consent is obtained:


                              LIBERTY             LWR            HOLDINGS          TOTAL
                              -------             ---            --------          -----
Amount of Class B Common
Stock Reported as
Beneficially Owned on
Amendment No. 7 to the
Statement                                                                         55,937,423


                                       13


Shares of Class B Common
Stock Issuable Pursuant
to First Supplement Note        1,857,142                                            1,857,142

Shares of Class B Common
Stock Issuable Pursuant
to Second Supplement Note         657,560                                              657,560

Supplement No. 3 Shares         7,070,000                                            7,070,000

Shares of Class B Common
Stock purchased to fund
Dujardin Arbitration Award        440,981                                              440,981

Interest Payments in
Shares of Class B Common
Stock Pursuant to Credit
Agreement                       1,996,219        1,942,462           948,106         4,886,787
                                                                                    ----------

Total Shares Currently
Beneficially Owned by
Reporting Persons                                                                   70,849,893


      (5) SUMMARY OF BENEFICIAL OWNERSHIP.

The following chart summarizes the current beneficial ownership of the Issuer's equity securities by each of the Reporting Persons as of the date of this Statement. The shares listed below as beneficially owned by Liberty include the shares listed below as beneficially owned by LWR, and the shares listed below as beneficially owned by LWR include the shares listed below as beneficially owned by Holdings. Shares of the Issuer's Class B Common Stock issuable upon conversion of the Third Supplement Note and Third Supplement Note #2 are not included in the following chart because they are not convertible unless the Stockholder Consent is obtained:


                                                                         SHARES OF CLASS B COMMON
                      SHARES OF CLASS A      SHARES OF CLASS B             STOCK ISSUABLE UPON
REPORTING PERSON        COMMON STOCK           COMMON STOCK                CONVERSION OF NOTES           TOTAL
----------------      -----------------      -----------------           -------------------------    -----------
   Liberty                 45,600                47,670,417                       23,133,876           70,849,893

   LWR                     45,600                36,999,834                       12,500,000           49,545,434

   Holdings                                       3,779,395                        4,100,000            7,879,395

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby supplemented and amended to include the following information:

The complete text of Item 5 is hereby incorporated by reference herein.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Item 7 is hereby supplemented and amended to include the following information:

      7(f) Supplement No. 1 and First Supplement Note (Incorporated by reference to Exhibit 10.3 to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 and filed with the Commission on August 14, 2002, Commission File No. 0-1461).

      7(g) Supplement No. 2 and Second Supplement Note (Incorporated by reference to Exhibit 10.4 to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 and filed with the Commission on August 14, 2002, Commission File No. 0-1461).

      7(h) Supplement No. 3 (Incorporated by reference to Exhibit 10.5 to Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 and filed with the Commission on August 14, 2002, Commission File No. 0-1461).

      7(i) Third Supplement Note (Incorporated by reference to Exhibit 99.6 to the Issuer's Current Report on Form 8-K, dated October 8, 2002, Commission File No. 0-1461).

      7(j)  Stock Purchase Agreement (Incorporated by reference to Exhibit
99.5 to the Issuer's Current Report on Form 8-K, dated October 8, 2002, Commission File No. 0-1461).

      7(k)  Third Supplement Note #2.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 17, 2002




                                    LIBERTY MEDIA CORPORATION

                                    By: /s/ ELIZABETH M. MARKOWSKI
                                    ----------------------------------
                                    Name:   Elizabeth M. Markowski
                                    Title:  Senior Vice President


                                    LIBERTY LWR, INC.

                                    By: /s/ ELIZABETH M. MARKOWSKI
                                    ----------------------------------
                                    Name:   Elizabeth M. Markowski
                                    Title:  Senior Vice President


                                    LIBERTY LIVEWIRE HOLDINGS, INC.

                                    By: /s/ ELIZABETH M. MARKOWSKI
                                    ----------------------------------
                                    Name:   Elizabeth M. Markowski
                                    Title:  Senior Vice President

SCHEDULE 1 TO THE STATEMENT IS HEREBY AMENDED TO READ IN ITS ENTIRETY
AS FOLLOWS:

                                   SCHEDULE 1

        DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION

      The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty") are set forth below. The principal business of Liberty is the ownership of interests in a broad range of video programming, broadband distribution, interactive technology services and communications businesses in the United States, Europe, South America and Asia. The principal business of the other entities listed below are as so listed. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of the Reporting Persons, all executive officers and directors listed on this Schedule 1 are United States citizens, except for (a) David J.A. Flowers, who is a citizen of Canada and (b) David E. Rapley, who is a citizen of the United States, Canada and the United Kingdom.


NAME AND BUSINESS ADDRESS-
(IF APPLICABLE)                        PRINCIPAL OCCUPATION AND PRINCIPAL BUSINESS (IF APPLICABLE)
--------------------------             -----------------------------------------------------------
John C. Malone                         Chairman of the Board and Director of Liberty

Robert R. Bennett                      President, Chief Executive Officer and Director of Liberty

Donne F. Fisher                        Director of Liberty; President of Fisher Capital Partners, Ltd., a venture
9781 Meridian Blvd., #200              capital partnership
Englewood, Colorado  80112

Gary S. Howard                         Executive Vice President, Chief Operating Officer and Director of Liberty;
                                       Chairman of the Board and Director of Liberty Satellite & Technology, Inc.;
                                       Chairman of the Board and Director of On Command Corporation

Paul A. Gould                          Director of Liberty; Managing Director of Allen & Company Incorporated, an
Allen & Company Incorporated           investment banking services company
711 5th Avenue, 8th Floor
New York, New York 10022

Jerome H. Kern                         Director of Liberty; Consultant, Kern Consulting LLC, a consulting company
Kern Consulting LLC
4600 S. Syracuse Street
Denver, Colorado 80237

Kim Magness                            Director of Liberty

David E. Rapley                        Director of Liberty

Larry E. Romrell                       Director of Liberty

David J.A. Flowers                     Senior Vice President and Treasurer of Liberty

Elizabeth M. Markowski                 Senior Vice President of Liberty

Albert E. Rosenthaler                  Senior Vice President of Liberty


                                       17



Christopher W. Shean                   Senior Vice President and Controller of Liberty

Charles Y. Tanabe                      Senior Vice President, General Counsel and Secretary of Liberty

SCHEDULE 2 TO THE STATEMENT IS HEREBY AMENDED TO READ IN ITS ENTIRETY AS
FOLLOWS:

                                   SCHEDULE 2

                       DIRECTORS AND EXECUTIVE OFFICERS OF

            LIBERTY LWR, INC. AND LIBERTY LIVEWIRE HOLDINGS, INC.


      The name and present principal occupation of each director and executive officer of Liberty LWR, Inc. ("LWR") and Liberty Livewire Holdings, Inc. ("Holdings") are set forth below. The principal business of Liberty Media Corporation ("Liberty") is the ownership of interests in a broad range of video programming, broadband distribution, interactive technology services and communications businesses in the United States, Europe, South America and Asia. The principal business of LWR and Holdings is the ownership of their respective interest in Liberty Livewire Corporation. The business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of the Reporting Persons, all executive officers and directors listed on this Schedule 2 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.


NAME                                 PRINCIPAL OCCUPATION
----                                 --------------------
John C. Malone                       Chairman of the Board and Director of Liberty, LWR and Holdings

Robert R. Bennett                    President, Chief Executive Officer and Director of Liberty, LWR and Holdings

Gary S. Howard                       Executive Vice President, Chief Operating Officer and Director of Liberty, LWR
                                     and Holdings

William R. Fitzgerald                Senior Vice President of Liberty, LWR and Holdings

David J.A. Flowers                   Senior Vice President and Treasurer of Liberty, LWR and Holdings

David B. Koff                        Senior Vice President of Liberty, LWR and Holdings

Elizabeth M. Markowski               Senior Vice President of Liberty, LWR and Holdings

Albert E. Rosenthaler                Senior Vice President of Liberty, LWR and Holdings

Christopher W. Shean                 Senior Vice President and Controller of Liberty, LWR and Holdings

Charles Y. Tanabe                    Senior Vice President, General Counsel and Secretary of Liberty, LWR and
                                     Holdings

                                  Exhibit Index

      99.7(f)     Supplement No. 1 and First Supplement Note (Incorporated by
reference to Exhibit 10.3 to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 and filed with the Commission on August 14, 2002, Commission File No. 0-1461).

      99.7(g)     Supplement No. 2 and Second Supplement Note (Incorporated
by reference to Exhibit 10.4 to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 and filed with the Commission on August 14, 2002, Commission File No. 0-1461).

      99.7(h)     Supplement No. 3 (Incorporated by reference to Exhibit 10.5 to Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 and filed with the Commission on August 14, 2002, Commission File No. 0-1461).

      99.7(i)     Third Supplement Note (Incorporated by reference to Exhibit
99.6 to the Issuer's Current Report on Form 8-K, dated October 8, 2002, Commission File No. 0-1461).

      99.7(j)     Stock Purchase Agreement (Incorporated by reference to
Exhibit 99.5 to the Issuer's Current Report on Form 8-K, dated October 8, 2002, Commission File No. 0-1461).

      99.7(k)     Third Supplement Note #2.